April 28, 2000


                    QUARTERLY REPORT TO THE LIMITED PARTNERS
                          OF DSI REALTY INCOME FUND X


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended March 31, 2000. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended March 31, 2000 and 1999, total revenues increased 11.0% from $674,552 to $748,611 and total expenses increased 4.0% from $414,384 to $430,950. As a result, net income increased 22.1% from $260,168 to $317,661 for the three-month period ended March 31, 2000, as compared to the same period in 1999. The increase in revenue can be attributed to an increase in rental revenue primarily as a result of higher unit rental rates. Occupancy levels for the Partnership's five mini-storage facilities averaged 80.4% for the three month period ended March 31, 2000, as compared to 83.5% for the same period in 1999. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $14,100 (4.1%) primarily as a result of higher maintenance and repair, salaries and wages, alarm services expenses and property management fees, partially offset by lower real estate tax and power and sweeping expenses. Property management fees, which are based on rental revenue, increased as a result of the increase in rental revenue. Power and sweeping expenses decreased as the substantial snow removal costs in the prior year associated with the blizzard, which hit the Detroit, Michigan, did not materialize in the current year. General and administrative expenses in-creased approximately $2,400 (3.6%) primarily as a result of relatively insignificant fluctuations in various expense accounts.

The General Partners will continue their policy of funding the continuing improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission, since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund X, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI Realty Income Fund X
                              By: DSI Properties, Inc., as
                              General Partner



                              By___\s\ Robert J. Conway_______
                              ROBERT J. CONWAY, President